EXHIBIT (a)(iii)

Questions and Answers About EDS’ Stock Option Exchange Program

Why does EDS intend to make this offer?

Stock options are an important component of our reward strategy for employees. They allow you to share in any appreciation in our stock, engender a sense of ownership and align your interests with those of our shareholders. From EDS’ point of view, stock options help us to retain and motivate the excellent talent we already have, and encourage new recruits to the business.

However, due to the sharp decline in our stock price, virtually all of our stock options have grant prices higher than the current trading price of our common stock. The Stock Option Exchange Program provides us with an opportunity to realign performance and reward.

Why do shareholders need to approve this?

The stock options used for the exchange program will come from the shareholder-approved EDS Incentive Plan. The current language in the Plan prohibits the cancellation of a stock option in exchange for a new option with a lower grant price. We are asking shareholders to amend the plan so we can, on a one-time basis, offer the Stock Option Exchange Program.

What will be the grant price of the new options issued in exchange for old options?

Participants in the exchange program will not know the grant price of the new options until they are granted. The new grant price will equal the fair market value of EDS common stock on the date the new options are granted, which we expect to occur in the first quarter of 2004.

Why aren’t the options exchanged on a one-to-one basis?

We established the exchange ratios to ensure the new option grants would provide an approximately equivalent value to those exchanged. We used an option-pricing model to estimate the economic value of each option, both before and after the exchange. We then determined the ratio of old-to-new options that would make the exchange approximately equivalent in value. This approach results in the grant of a lesser number of new options than those cancelled. Using this approach aligns the benefits of the exchange program to you, the employee, with the interests of shareholders.

This approach has been reviewed and endorsed by Institutional Shareholder Services.

When will I receive more information about the exchange program?

Due to regulatory restrictions and the need to receive shareholder approval of the exchange program, we cannot communicate the full details of the program immediately. Thus, we will roll out information about the exchange in key stages and as soon as permitted.

The first step is to seek shareholder approval of the program. We have initiated that process already with the Securities and Exchange Commission (SEC) by filing the preliminary proxy materials for our annual meeting. These proxy materials include information regarding the exchange program, which we are asking shareholders to approve. If you own shares of EDS stock, you will receive a proxy statement and related information about the Annual Meeting of Shareholders. The meeting is currently scheduled for 22 April 2003. The proxy statement we filed with the SEC in February is a preliminary version. The final proxy statement to be mailed to shareholders will be filed with the SEC on or about 10 March 2003. The final proxy statement will also be posted online at www.eds.com/investor_relations/ir_annual_meeting.shtml.

If the exchange program is approved by shareholders in April, we expect to extend the exchange offer to employees in the third quarter of 2003. At that time, eligible employees will be sent information about the exchange offer, as well as all necessary forms or instructions needed to process their election.

Finally, if you elect to exchange your options, all your eligible options will be canceled when the offer period for the exchange program ends. We expect the offer period to close at the end of September 2003. However, the new options will not be awarded until at least six months and one day following the cancellation of your old options. We expect the new options to be granted in the first quarter of 2004. Eligible option holders will receive information pertaining to the new grant at that time.

We will provide you with relevant information at every stage of the exchange process so you can evaluate the program for yourself, reach your own decisions as to what action to take, and understand what future events will occur. We are committed to communicating with you as fully and as early as possible.

I have 100 Global Share options that are scheduled to expire on 01 August 2003. Will they be eligible for the exchange?

Yes. In anticipation of the exchange program, the expiration date of the Global Share options that were originally scheduled to expire on 01 August 2003, was extended to 31 December 2003, to permit these options to be included in the exchange program.

Why aren’t the options in the most recent Global Share grant included?

The options granted under the 2002 Global Share grant are excluded from the program because their high grant price and remaining exercise term would cause them to be exchangeable for a new option for only a small fraction of a share. In other words, the option-pricing model we used to establish the exchange ratios indicated an exchange of these options for options of equivalent value would not result in a sufficient number of new options to justify inclusion in the exchange program.

Why can’t former employees and retirees exchange their options?

The shareholder-approved EDS Incentive Plan requires you to be an active employee of EDS to receive a stock option grant. Therefore, anyone who is not currently an active employee will not be offered the exchange. In addition, the purpose of the Plan is to motivate, encourage, reward and provide further incentive to our employees who we rely on to ensure the future profitability and success of EDS and enhance shareholder value. Therefore, if your employment terminates for any reason before the new options are awarded in 2004, you will not be eligible.

What are the terms and grant price for the new options?

New options will be awarded with a grant price equal to the average of the high and low trading prices of our common stock on the date of the grant. The grant date will be at least six months and one day after the cancellation of your old options.

Generally, the new options granted in exchange for PerformanceShare and the first Global Share grant will fully vest one year from the new grant date and will have an exercise term of four years from the new grant date.

Generally, the new options granted in exchange for Incentive Plan or Transition Incentive Plan options will vest 50 percent on the first anniversary of their grant date and 25 percent on each of the second and third anniversaries. These options will have an exercise term of six years from the new grant date.

Any prior vesting of exchanged options will be disregarded.

Again, there may be slight variations in the terms described above because of country-specific tax laws and regulatory requirements.

Is there anything that I need to do now?

No. Right now, we are simply advising you of our intentions to offer the Stock Option Exchange Program, subject to shareholder approval. When it becomes appropriate for you to take action, we will provide you with additional information.

Additional Information

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities of Electronic Data Systems Corporation. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time of the commencement of the tender offer, we will file these tender offer materials with the Securities and Exchange Commission (SEC) on Schedule TO and will send copies free of charge to all employees of Electronic Data Systems Corporation who are eligible to participate in the offer. In addition, all of these materials will be available free of charge from on the SEC’s website at http://www.sec.gov. All eligible employees are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender shares, as well as on the process for tendering shares.